North America Structured Investments

J.P.Morgan

5yr Uncapped Dual Directional Barrier Notes linked to Least Performing of SPY/IWM/QQQ

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Fund: SPDR® S&P 500® ETF Trust, iShares® Russell 2000 ETF and Invesco QQQ Trust℠, Series 1

Pricing Date: November 26, 2021

Observation Date: November 27, 2026

Maturity Date: December 2, 2026

Barrier Amount: With respect to each Fund, between 53.50% and 58.50% of its Initial Value*

Payment At Maturity: If the Final Value of each Fund is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Least Performing Fund Return)

If the Final Value of any Fund is equal to or less than its Initial Value but the Final Value of each Fund is greater than or equal to its Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

1,000 + ($1,000 × Absolute Fund Return of the Least Performing Fund)

Assuming a Barrier Amount of each Fund of 58.50% of its Initial Value, this payout formula results in an effective cap of 41.50% on your return at maturity if the Least Performing Fund Return is negative. Under these limited circumstances, your maximum payment at maturity is $1,415.00 per $1,000 principal amount note.

If the Final Value of any Fund is less than its Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Least Performing Fund Return)

If the Final Value of any Fund is less than its Barrier Amount, you will lose more than between 41.50% (if the Barrier Amount of each Fund is set equal to 58.50% of its Initial Value) and 46.50% (if the Barrier Amount of each Fund is set equal to 53.50% of its Initial Value) and could lose all of your principal amount at maturity.

CUSIP: 48132YXN0

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48132YXN0/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $960.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Barrier Amount will be provided in the pricing supplement and will be between 53.50% and 58.50%.

**Reflects Barrier Amount of the Lesser Performing Fund equal to the maximum Barrier Amount percentage set forth herein, for illustrative purposes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Total Returns**



Least Performing Fund Return	Least Performing Fund Absolute Fund Return	Total Return on the Notes
50.00%	N/A	50.00%
40.00%	N/A	40.00%
30.00%	N/A	30.00%
20.00%	N/A	20.00%
10.00%	N/A	10.00%
5.00%	N/A	5.00%
0.00%	0.00%	0.00%
-5.00%	5.00%	5.00%
-10.00%	10.00%	10.00%
-30.00%	30.00%	30.00%
-40.00%	40.00%	40.00%
-41.50%	41.50%	41.50%
-41.51%	-41.51%	-41.51%
-50.00%	-50.00%	-50.00%
-60.00%	-60.00%	-60.00%
-80.00%	N/A	-80.00%
-100.00%	N/A	-100.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. • Your maximum gain on the notes is limited by the Barrier Amount if the Least Performing Fund Return is negative. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co . • You are exposed to the risk of decline in the price of one share of each Fund. • Your payment at maturity will be determined by the Least Performing Fund. • The benefit provided by the Barrier Amount may terminate on the Observation Date . • No interest payments, dividend payments or voting rights. • JPMorgan Chase & Co. is currently one of the companies that make up the SPDR ® S&P 500 ® ETF Trust and its underlying index. • The Funds are subject to management risk. • The performance and market value of each Fund, particularly during periods of market volatility, may not correlate with the performance of that Fund’s underlying index as well as the net asset value per share . • The notes are subject to the risks associated with small capitalization stocks . • The notes are subject to the risks associated with non - U.S. securities. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. • The anti - dilution protection for the Funds is limited. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS ) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes . Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offeri ngs to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC we b site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the pr ospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 236659 and 333 - 236659 - 01 5yr Uncapped Dual Directional Barrier Notes linked to Least Performing of SPY/ IWM / QQQ North America Structured Investments The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.